Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES FIRST QUARTER 2020 RESULTS

Vancouver, B.C., May 14, 2020 – Entrée Resources Ltd. (TSX: ETG; OTCQB: ERLFF – the “Company” or “Entrée”) has today filed its interim financial results for the first quarter ended March 31, 2020. All numbers are in U.S. dollars unless otherwise noted.

Q1 2020 HIGHLIGHTS

Oyu Tolgoi Underground Development Update – Mongolia

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On May 13, 2020, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on underground development on the Oyu Tolgoi mining licence:

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The Covid-19 (coronavirus) pandemic has provided unprecedented challenges, yet underground development on the Oyu Tolgoi mining licence, although experiencing delays with the construction of some underground infrastructure, has continued to progress. OTLLC is seeing the benefits of a highly skilled local workforce being able to adapt to the challenges presented by the restrictions imposed due to the Covid-19 pandemic.

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Despite the challenges of personnel movements posed by Covid-19, underground development performance continues as expected. The first quarter 2020 resulted in an average lateral development rate of 1,822 equivalent meters (“eqm”) with March seeing 1,939 eqm.

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Despite these gains, the unprecedented circumstances of Covid-19 have had an impact on some aspects of the underground development, as local governments have restricted access to the mine for teams from OTLLC, Rio Tinto International Holdings Ltd. (“Rio Tinto”) and their construction partners, challenging supply logistics. While mine management believes the situation remains manageable, underground development progress could be impacted if experts continue to be unable to access the site by the end of the second quarter 2020.

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Shafts 3 and 4 have been placed on care and maintenance until expert service providers can return to site to complete technical commissioning of specialized equipment and commence sinking activities. The possibility of specialized support via remote means is being explored to minimize the impact of travel restrictions currently in place due to the Covid-19 pandemic on development progress, but delays are still anticipated. Work has also slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has been reduced to day shift activity only from late March. The opportunity to return to a double shift pattern is currently being assessed.

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Ordinary course elongation of newly commissioned ropes may impact Shaft 2 ore hoisting. Payload and speed have been reduced to prolong the ability to use the hoist until specialized personnel are able to reach the site to perform the necessary adjustments. These mitigations allow development to proceed unimpeded and the potential for remote support to rectify the situation whilst travel restrictions remain in place is being discussed. People and materials movement via the service hoist continue to operate normally.

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The 2016 Oyu Tolgoi Feasibility Study (“OTFS16”) mine design calls for the development of three panels: Panel 0 followed by Panel 1 and Panel 2. As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design.

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A design change for Panel 0 on the Oyu Tolgoi mining licence has been approved by OTLLC, Turquoise Hill and Rio Tinto. This is the basis of the definitive estimate (the “Definitive Estimate”) of project cost and schedule due in the second half of 2020, subject to any delays due to the impacts of the Covid-19 pandemic. The approved design, many fundamentals of which remain unchanged from OTFS16, is based on a block cave and includes two pillars; one to the north and one to the south of Panel 0. Study work is ongoing by OTLLC and Rio Tinto to assess the recoverability of the pillars.

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The next phase of mine design studies will include design optimization for Panel 0, and a review of mine design options for Panel 1 and Panel 2 to utilize the learnings from the Panel 0 work. The Panel 1 and Panel 2 studies, expected by Turquoise Hill to be finalized as early as possible in 2021, will be informed by additional data collected from an underground drilling program which is in progress.

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The block cave design anticipates a delay to OTFS16 key project milestones of sustainable production from the Oyu Tolgoi mining licence by 25 months (with a range of 21 to 29 months) inclusive of an allowance for schedule contingency, and an increase in underground development capital cost of $1.5 billion (with a range of $1.3 to $1.8 billion), subject to any additional scheduling delays or increases in capital costs arising from the impacts of the Covid-19 pandemic, which may also reduce the available contingency in these estimates.

Steve Scott, President and CEO of Entrée comments, “I am pleased that despite the COVID-19 pandemic good progress was made on mine development in Q1. It should be recognized that this was made possible by a highly trained and skilled local workforce who have stepped up when most needed. Quick and decisive action by all Mongolians in the early stage of the COVID-19 outbreak clearly paid dividends.”

Mr. Scott continues, “I also note that TRQ has provided updated information on time and cost overruns, well within previously disclosed parameters, and has completed the Panel 0 mine redesign which significantly de-risks the overall Oyu Tolgoi underground project. Entrée looks forward to detailed design and optimization work on Panels 1 and 2 now expected towards the end of 2020 or as early as possible in 2021. We will be in a good position to provide more information to our shareholders when that work is completed. “

Entrée/Oyu Tolgoi JV Property

The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern extension of Panel 1. Once OTLLC, Turquoise Hill and project operator Rio Tinto have delivered the Definitive Estimate and completed their review of mine design options for Panel 1, Entrée anticipates it will be able to assess the potential impact on mineral resources and reserves estimates and underground development cost and schedule for the Entrée/Oyu Tolgoi JV Property. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

•	Q1 2020 operating loss and operating cash outflow before working capital were both $0.4 million and were consistent with the comparative quarter of Q1 2019.

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As at March 31, 2020, the cash balance was $4.8 million and the working capital balance was $4.8 million. The Company holds the majority of its cash in Canadian currency. As a result of the significant change in the foreign exchange rate versus the US dollar in March 2020, the Company’s US dollar reported cash balance was negatively impacted by approximately $0.2 million. However, the majority of the Company’s expenditures are in C$ and these foreign exchange rate movements are not expected to have a material impact on the Company’s cash position.

•	The Company recognizes the unprecedented situation surrounding the ongoing Covid-19 pandemic and is closely monitoring the effect of the Covid-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances.

OUTLOOK AND STRATEGY

The Company’s primary objective for the 2020 year continues to be to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company continues to expect 2020 full year expenditures, which include Mongolian site management and compliance costs, to be between $1.5 million and $1.7 million.

The Company’s interim financial statements and Management’s Discussion and Analysis (“MD&A”) for the first quarter ended March 31, 2020 are available on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company’s former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company’s Technical Report, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the mine design for Panel 0 and the re-design study for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the related implications for mineral reserves and resources estimates, costs and schedules; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the potential impact of Covid-19 (coronavirus) on Oyu Tolgoi underground development and the business, operations and financial condition of the parties to the Entrée/Oyu Tolgoi joint venture; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the potential impact of Covid-19; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the Covid-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.